Exhibit 23.7
Consent of CRU International Inc.
This confirms that CRU consents to the reference to CRU’s name and to CRU’s report(s) relating to the Silicon Metal Industry as specified in the attached document, in the Registration Statement on Form S-1 of Globe Specialty Metals, Inc. dated June 8, 2009 and any amendments thereto.
/s/ Jorn P. de Linde
Jorn P. de Linde
Senior Vice President
CRU International Inc.
1106 Amalfi Drive
West Chester, PA 19380
USA

PROSPECTUS SUMMARY This summary highlights certain information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read the entire prospectus carefully, including the information under “Risk Factors” and our financial statements including the pro forma financial statement and the related notes included in this prospectus, before investing. Unless otherwise stated in this prospectus, references to “we,” “us” or “our company” refer to Globe Specialty Metals, Inc. and its subsidiaries. In addition, references to “MT” mean metric tons, each of which equals 2,204.6 pounds. Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option. Our Business Overview We are one of the world’s largest and most efficient producers of silicon metal and silicon-based alloys, with approximately 156,400 MT of silicon metal capacity and 72,800 MT of silicon-based alloys capacity at our principal operating facilities located in the United States, Argentina and Brazil, and are also a leading developer of upgraded metallurgical silicon (UMG) for photovoltaic (solar) cells. The capital expenditure required to reopen our Niagara Falls, New York facility will substantially be completed in fiscal 2009 and will bring our silicon metal capacity to 186,400 MT. According to CRU International Limited (CRU), a leading independent research firm on the metals industry, we currently have approximately 77% of total U.S. capacity, approximately 61% of total North American capacity, and approximately 18% of total “Western World” capacity for silicon metal. CRU defines “Western World” as all countries supplying or consuming silicon metal with the exception of China and the former republics of the Soviet Union, including Russia. In addition to our principal silicon metal products, we produce high-grade silicon-based alloys including magnesium-ferrosilicon-based alloys used to make ductile iron by increasing iron’s strength and resilience, ferrosilicon-based alloys used to increase strength and castability of grey and ductile iron, and calcium silicon used in steel manufacturing, particularly in modern continuous casting processes. Our silicon metal and silicon-based alloys are important inputs to manufacture a wide range of industrial products, including aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, photovoltaic (solar) cells, semiconductors and steel. Finally, we capture, recycle and sell the majority of the byproducts generated in our production processes which not only reduces manufacturing costs, but also significantly reduces the environmental impact from our operations. Our flexible manufacturing capabilities allow us to optimize production and focus on products that improve profitability. We also benefit from the lowest average operating costs of any large Western World producer, as estimated by CRU. CRU defines operating costs as raw materials, energy, labor, other supplies used in the actual production and its immediate management, interest on working capital, freight, property taxes, other indirect taxes, royalties and licenses. We achieve this by, among other things, alternating production of some of our furnaces among silicon-based alloy products and between silicon-based alloys and silicon metal. We enter into multi-year, annual, semi-annual or quarterly contracts on a period or calendar, semi-annual or quarterly basis, respectively, for the majority of our silicon metal production, allowing us to fix our sales price under these contracts and to improve the visibility of our earnings. We have grown our business through strategic acquisitions since 2006, and for the nine months ended March 31, 2009 we had revenue, an operating loss and a net loss of approximately $344,610,000, $33,792,000 and $43,619,000, respectively. Our operating results for the nine months ended March 31, 2009 include a $69,704,000 goodwill and intangible asset impairment charge. During the ongoing global recession, we have remained profitable (excluding goodwill and intangible asset impairment charges) while many metals companies have experienced losses. We believe that our performance is a result of our market position as low cost leader, the recognized quality of our products, strength of our contracts and our flexible manufacturing capabilities. Despite a 49% decline in volume (from the quarter ended September 30, 2008 to the quarter ended March 31, 2009), we generated $975,000 of operating income in the quarter ended March 31, 2009. Additionally, we achieved a gross margin percentage of 19% in the quarter ended March 31, 2009, as compared to 24% in the quarter ended December 31, 2008 and 29% in the quarter ended September 30, 2008. For the quarter ended March 31, 2009, selling, general and 1

Branco, Para, Brazil. Globe Metais has a number of leased quartzite mining operations throughout the state of Para, including one in Breu Branco. We believe our leased quartz mining operations, together with additional leasing opportunities in the vicinity, will cover our quartzite supply needs well into the future. Additionally, Globe Metais has forest reserves in Breu Branco, which are farmed utilizing environmentally sensitive forestry management techniques to obtain the wood necessary for woodchips and charcoal, both of which are critical supplies in our production process. Our electric power is provided by the Tucurui hydroelectric plant, the fifth largest in the world, which is situated only a few kilometers away from our manufacturing facility. In the nine months ended March 31, 2009, we exported about 61% of our Brazilian output to Europe, with our primary customers located in Germany, and other sales to customers in the Middle East and East Asia. Solsil, Inc. (Solsil) is continuing to develop its technology to produce upgraded metallurgical grade silicon (UMG) through a proprietary metallurgical process. Solsil has historically supplied its silicon to global manufacturers of photovoltaic (solar) cells, ingots, and wafers. Solsil remains focused on research and development and is not presently producing material for commercial sale. As market demand increases, and assuming successful development of our UMG product, we plan to expand Solsil’s operations by adding new furnaces and by implementing new technologies under development. These steps will permit us to become a significant supplier in the photovoltaic (solar) cell market. In April 2008, Solsil and GMI entered into a joint development and supply agreement with BP Solar International Inc., a leading global designer, manufacturer and marketer of solar technology and a subsidiary of BP p.l.c., for the sale of UMG to the photovoltaic (solar) cell market and further metallurgical process development. Solsil’s operations are currently located within our facility at Beverly, Ohio. In conjunction with the expansion and expected reopening of our Niagara Falls facility in fiscal 2010, a portion of the facility may be used for Solsil operations and, when completed, would permit us to produce approximately 4,000 MT of UMG annually. Additionally, subject to market demand, we may open a new facility in Waterford, Ohio, adjacent to our Beverly facility, specifically for our Solsil operations. This facility may include additional research and development capabilities, and would add an additional 4,000 MT of UMG capacity. We own an 81% interest in Solsil. Ningxia Yonvey Coal Industrial Co., Ltd. (Yonvey), a producer of carbon electrodes, an important input in our production process, was formed in May 2008 through a business combination. Pursuant to the terms of our agreements, we hold an approximate 70% ownership interest in Yonvey. Yonvey’s operations are located in Chonggang Industrial Park, Shizuishan in the Ningxia Hiu Autonomous Region of China. We currently consume the majority of the output of electrodes from Yonvey internally. Industry Silicon-based products, primarily silicon metal and silicon-based alloys, are used in the manufacture of various key consumer and industrial products in the metallurgical, chemical, photovoltaic (solar) and semiconductor markets. Silicon metal is produced by smelting quartz with carbon substances (typically low ash coal and/or charcoal) and wood chips. Silicon metal and silicon-based alloys are classified by their purity ranging from 50% up to 99.999% (5-9’s) and 99.999999999% (11-9’s). The demand for silicon in metallurgical applications has increased in recent years, due mainly to increased demand for silicones and photovoltaic (solar) cells in the case of silicon, and in the case of ferrosilicon, the continuing infrastructure spending in emerging economies. Al though demand, and as a result supply, has contracted in recent months, the expected rise in worldwide demand beyond 2010 would require a substantial expansion of global silicon production capacity. According to CRU, global silicon demand is projected to increase from 2010 through 2013 at a compounded annual rate of approximately 11.5%. This is driven, in part, by the expected increase in demand of polysilicon in the U.S. and European Union and shifting dynamics in the automotive industry globally. Polysilicon production capacity was expanded by manufacturers determined to capture accelerated demand from the photovoltaic (solar) industry. Additionally, while most of the new polysilicon capacity scheduled for completion in the next 4-5 years will be added at existing facilities and/or will be built by established producers, the polysilicon industry continues to attract new entrants focused on solar energy, increasing the demand for silicon metal as a raw material and of UMG as an alternative material. 3 into market demand allowing for more efficient use of our resources and operating capacity. We believe that we are also a leader in the development and commercialization of UMG, which is becoming an important material in the production of photovoltaic (solar) cells. Our potential expansions at our Niagara Falls and Beverly facilities would enable us to become one of the largest producers globally of UMG. • Low Cost Producer. We have been recognized by CRU as the lowest average operating cost large silicon metal producer in the Western World. Currently, CRU lists our four silicon metal manufacturing facilities as being among CRU’s eight most cost efficient silicon metal manufacturing facilities in the Western World, including three of the top four. We believe that our low cost position is a result of many strategic initiatives including our control over raw materials (which include captive sources), the implementation of best-practices across all production facilities, aggressive management of labor and overhead costs and our proximity to customers which results in lower freight costs. We continually search for ways to lower our production costs. For example, we are working to expand our partnership with Recycled Energy Development, LLC to include a material upgrade to our existing furnaces at our Alloy, West Virginia facility. This would allow us not only to achieve the recovery of hot exhaust and its conversion to electricity, but we expect would also result in a more modern and efficient manufacturing platform. We also expect to lower the cost of UMG production through our research and development programs conducted with BP Solar International and other solar power researchers. • Highly Variable Cost Structure. We operate with a largely variable cost of production and have the ability to rapidly turn furnaces on and off to react to changes in customer demand. In response to the recent drop in demand associated with worldwide economic conditions, we were able to quickly idle our Selma, Alabama facility operations and idle certain furnaces at other facilities. We also implemented a major cost reduction program which reduced headcount by approximately 26% and cut other operating costs. As a result of these cost initiatives, and certain price increases, we experienced only approximately a 500 basis point decline in gross margin percentage from the quarter ended December 31, 2008 to the quarter ended March 31, 2009. We have the ability to quickly re-start furnaces as customer demand returns. We also have the ability, should demand unexpectedly continue to decline, to idle additional furnaces and further reduce costs. Additionally, we have the capability to switch production and mix between facilities to capture the best margins. • Long-Term Power Contracts. We believe that we have a cost advantage in our long-term power supply contracts which provide a significant portion of our power needs. These power supply contracts result in stable, favorably priced, long-term commitments of power at reasonable rates. Power represents approximately 30% of our total production costs. Certainty and stability with respect to power supply and costs are critical. • Stable Raw Material Supply Through Captive Mines and Forest Reserves. We have two mining operations, located at Billingsley, Alabama and in the state of Para, Brazil, for which we currently possess long-term lease mining rights. These mines supply our plants with the majority of our requirements for quartzite, the principal raw material used in the manufacturing of our products. We believe that these mines, taken together with additional leasing opportunities in the vicinity, will cover our quartzite supply needs well into the future. In Brazil, we own a forest reserve which can supply our Brazilian operations with the wood necessary for woodchips and a majority of our charcoal. We have also obtained a captive supply of electrodes, an important input in our manufacturing process, through the formation of Yonvey. We also obtain raw materials from a variety of other sources. • Efficient and Environmentally Sensitive By-Product Usage. We utilize or sell most of the by-products of our manufacturing process, which reduces the cost and environmental impact of our operations. We have developed markets for the by-products generated by our production processes and have transformed our manufacturing operations so that little solid waste disposal is required. By-products not recycled in the manufacturing process are generally either sold to our 50%-owned affiliate, Norchem, Inc., or other companies, which process the material for use in a variety of other applications. Silica fume (also known as microsilica) is used as a concrete additive, refractory material and oil well 5 costs over the resulting increased production volume to further reduce costs per MT of silicon metal and silicon-based alloy sold. We are expending resources on the further development of our UMG production technology with the goal of reducing the cost of production. • Continue Pursuing Strategic Acquisition Opportunities. The current economic downturn may present a significant opportunity to pursue complementary acquisitions at distressed valuations. Certain users of silicon metal and silicon alloys and certain suppliers have been adversely affected by the current environment and may present attractive opportunities. We are actively reviewing several possible opportunities to expand our strategic capabilities and leverage our products and operations. We intend to build on our history of successful acquisitions by continuing to identify and evaluate acquisition opportunities for the purpose of increasing our capacity, increasing our access to raw materials and other inputs and acquiring further refined products for our customers. We intend to continue to evaluate opportunities globally that will complement and diversify our current business offerings and strategy. In particular, we will consider acquisitions or investments that will enable us to leverage our expertise in silicon metal and silicon-based alloy products, including for photovoltaic (solar) applications and other vertically integrated activities, to grow in these markets as well as enable us to enter new markets or sell new products. Our overall metallurgical expertise and skills in lean production technologies position us well for future growth. Consistent with this strategy, we continually evaluate potential acquisition opportunities, some of which could be material. • Leverage Flexible Manufacturing and Expand Other Lines of Business. Our size and geographic diversity enable us to produce specific metals in the most appropriate facility/region. Besides our principal silicon metal products, we have the capability to produce silicon-based alloys, such as ferrosilicon and silicomanganese, using the same facilities. We intend to continue to allocate our furnace capacity to the products that we believe will improve profitability, taking into account the costs of switching between products. • Leverage Synergies Among Units. According to CRU, we have four of the eight, and three of the four, lowest cost silicon metal manufacturing facilities in the Western World. We seek to leverage each of our facilities’ best practices and apply them across our system in order to maintain our leadership position as a low cost producer. Risks Associated with our Business Please read the section entitled “Risk Factors” for a discussion of some of the factors you should carefully consider before deciding to invest in our common stock. Other Information Globe Specialty Metals, Inc. was incorporated in December 2004 pursuant to the laws of the State of Delaware under the name “International Metal Enterprises, Inc.” for the initial purpose of serving as a vehicle for the acquisition of companies operating in the metals and mining industries. In November 2006, we changed our name to “Globe Specialty Metals, Inc.” Prior to this offering, our common stock and warrants have traded on the AIM market, under the symbols “GLBM” and “GLBW,” respectively. Our web site is www.glbsm.com. The information on our web site does not constitute part of this prospectus. 7

INDUSTRY Silicon-based products, primarily silicon metal and silicon-based alloys, are used in the manufacture of various key consumer and industrial products in the metallurgical, chemical, solar and semiconductor industries. Silicon metal is produced by smelting quartz with carbon substances (typically low ash coal and/or charcoal) and wood chips. Silicon metal and silicon-based alloys are classified by their purity ranging from 50% up to 99.999% (5-9’s) and 99.999999999% (11-9’s) for high purity. According to CRU, the global demand for silicon is projected to grow at a compounded annual rate of approximately 11.5% from 2010 through 2013. Uses of Silicon Metal Silicon metal and silicon-based alloys are important inputs used by a number of different industries in the production of a broad range of materials. We believe there is currently no viable substitute for silicon, which improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the end products for which it is used. Demand for silicon metal comes primarily from the aluminum and chemical industries, while most silicon-based alloys are primarily used in steelmaking and foundries. Higher purity silicon is used in semiconductor manufacturing as well as in the production of photovoltaic (solar) cells. Aluminum producers use silicon metal as a strengthener and alloying agent in both the primary and secondary production of aluminum alloys. The addition of silicon metal to aluminum in the casting process improves castability and minimizes shrinkage and cracking, as well as improving corrosion resistance, hardness, tensile strength, wear resistance and weldability. Aluminum containing silicon metal as an alloy can be found in a variety of automobile components, including engine pistons, housings and cast aluminum wheels, as well as in building products and packaging materials such as beverage containers. The chemicals industry also utilizes silicon metal to produce silicones. Silicones are the basic ingredients used in numerous consumer products, including lubricants, cosmetics, shampoos, gaskets, building sealants, automotive hoses, water repellent fluids and high temperature paints and varnishes. Silicones are readily adaptable to a variety of uses because they possess several desirable qualities, including electrical resistance, resistance to extreme temperatures, resistance to deterioration from aging, water repellency, lubricating characteristics, relative chemical and physiological inertness and resistance to ultraviolet radiation. Furthermore, silicones are substitutes in many applications for petroleum-based compounds. As a result, the demand for silicone benefits from higher oil prices. Silicon is also used in the semiconductor and photovoltaic (solar) industries. Polysilicon is the highest purity silicon currently manufactured and is the essential raw material used in the manufacture of silicon wafers for semiconductor chips and for the rapidly growing photovoltaic (solar) cell industry. Silicon metal is refined through other manufacturing processes into computer chips for electronics, a relatively mature market, but new electronic products are likely to increase the demand for silicon semiconductors. Photovoltaic (solar) cell products utilize silicon at the 5-9s purity classification and semiconductors at the 11-9’s purity classification. The growth in the photovoltaic (solar) industry over the past several years has resulted in greater demand for photovoltaic (solar) cells, and we believe the photovoltaic (solar) market will continue to have the highest growth rate of all silicon end-markets driven by the increasing demand for clean and renewable energy sources. Silicon-based alloys are essential in the production of ductile iron and other specialty irons, which are replacing iron castings in sophisticated applications requiring a stronger, lighter material. These applications include the manufacture of intricate machine parts, critical automotive components and industrial pipe. Silico n-based alloys, or ferroalloys, are important inputs for the steel industry, playing a critical role in the production of steel. Production of Silicon Silicon metal is produced by smelting quartz (SiO2) with carbon substances (typically low ash coal and/or charcoal) and wood chips, which provide porosity to the raw material mix. The carefully measured mixture is 53 fed into the top of a submerged electric-arc furnace by automatic conveyors. Electric power is delivered to the furnaces by pre-baked carbon electrodes. The electrodes act as conductors of electricity in each furnace, generating heat in excess of 3,000™C. At this temperature, the mix of raw materials reaches a molten state. The carbon, acting as a reducing agent, combines with the oxygen to form carbon monoxide and leaves behind silicon. The molten silicon metal is intermittently tapped out of the furnaces into ladles, where it is refined to reduce the calcium and aluminum impurities in order to meet specific customer requirements. After the refining process, the silicon metal is cast into iron chills (molds) for cooling. When the casts have cooled, they are weighed and crushed to the desired size. Finished silicon metal is then shipped to the customer in bulk, pallet boxes or bags. The emissions from the process are typically collected above the electric arc furnaces by dust collecting hoods and passed through a dust collection and bagging system. The resulting by-product is microsilica (also known as silica fume) which is generally sold to a number of companies to utilize as a concrete additive, refractory material or oil well conditioner. Current Market Conditions Demand According to CRU, global silicon demand is expected to increase from 2010 through 2013 as industrial activity rebounds following 2009’s decline. This is driven by the increasing demand for steel and aluminum in various industrial uses such as the automotive industry, driven in large part by increased demand for higher aluminum content in automobiles and the demand for automobiles in Eastern Europe, Brazil, Russia, China and India, as well as machining and aerospace industries. Additionally, the U.S., Germany and South Korea are expected to drive much of the overall increase in chemical-grade consumption due to the expansion of polysilicon production capacity. Global silicon production is expected to increase, primarily in China, but it is expected that the share of Chinese silicon that is exported will drop based on an array of measures instituted by the Chinese authorities to curb silicon exports. Therefore, barring a further protracted decline in global demand or a change in Chinese government policies, silicon market fundamentals are expected to regain strength beginning in 2010. Increasing demand, combined with limited supply growth and long lead times required for construction of new silicon production facilities suggests that silicon prices will remain high versus historical prices. Worldwide economic conditions have been extremely volatile in the last several quarters, leading to slowing economic activity, particularly in the United States, Western Europe and Japan. In addition, many commodity prices have declined significantly and the U.S. dollar has strengthened against most other currencies. Silicon metal prices have declined from their 2008 peak however they have not experienced the significant negative change of many commodities largely due to reduced supply as producers reduced output to address lower demand. Although we have experienced significant demand reductions for our silicon metal products, we believe our industry leading low-cost facilities, raw material control and low switching costs between products provide a substantial advantage relative to many of our peers, especially during these challenging times. Total silicon consumption in the Western World rose by more than 4.0% in 2008, reaching a record 1,480,000 MT. While growth in demand for silicon is expected to be fueled primarily by China, Western World demand is expected to continue to account for approximately 70% of the projected 2013 global demand of 2,400,000 MT while the Western World will only possess approximately 40% of global capacity at that time, according to CRU. It is estimated that in 2008, the Western World accounted for 82% of global demand and 44% of production. Silicon inventories have increased recently as demand declined, however it is expected that supply reductions will offset this effect in the near-term. While we believe near-term demand for automobiles in the Western World will be soft, regulatory and consumer pressures will require automobiles to be more fuel-efficient, thus continuing the trend of incorporating a higher proportion of aluminum in each automobile. According to automotive associations, the aluminum content of the average automobile in North America has nearly doubled to approximately 326 lbs expected in 2009 from approximately 165 lbs in 1990, while Europe and Japan have shown a similar trend in the increased use of silicon-containing-aluminum in vehicle production. Furthermore, despite the recent 54 downturn in automotive production global passenger vehicle production is expected to increase approximately 40% from 2004 to 2014. In the chemical sector, demand growth has also been strong prior to the recent downturn as certain applications benefit from substitution for petroleum based alternatives. One of the fastest growth drivers for silicon demand is the photovoltaic (solar) industry. Despite a recent decline, the demand for higher purity silicon for the photovoltaic (solar) industry has increased in the past several years and is expected to continue, stimulated by the need for alternative energy sources. While the photovoltaic (solar) industry is still in the early stages of growth and only represents about 0.7% of the electricity market, global demand is expected to significantly increase as cost reductions are realized. In addition to the recent economic turmoil, we believe the major factor holding back the photovoltaic (solar) industry is the short supply of silicon, which is only produced at the necessary purity level by a limited number of companies world-wide. A number of semiconductor manufacturers, who also require high purity polycrystalline silicon, have used their spare production capacity to manufacture photovoltaic (solar) cells. Several of these manufacturers have scheduled capacity expansions of polycrystalline silicon in order to meet the expected demand increases for photovoltaic (solar) cells. According to an industry trade association, solar power demand is estimated to have been 2,804 MW in 2007, and is expected to rise to 8,660 MW in 2010, a 46% annual growth rate for that period. Several governments have established goals for solar power installations and provided financing and rebate plans. A few states in the sunbelt region currently operate under incentive programs. California, New Jersey and Nevada are at the forefront of adopting plans for solar power usage. As an alternative to polysilicon, UMG, which is produced by Solsil and other companies, has been introduced. Standard metallurgical grade silicon is converted to a higher grade of purity through purification and additional processes. Several photovoltaic (solar) cell makers are using and/or experimenting with the use of UMG. Because of the very high capital costs of polysilicon production, we believe that UMG may be a viable alternative to polysilicon. Because UMG is not as pure as polysilicon, there are additional technical and operational hurdles which must be overcome before UMG can fully displace polysilicon in the photovoltaic (solar) market. Capacity Until recently, a limited amount of idle silicon capacity existed in the Western World. Due to a decrease in demand beginning in late calendar 2008, we idled our facility in Selma, Alabama in early calendar 2009. Similarly, producers in Canada and Europe have also idled portions of their capacity in the last several quarters. These supply rationalizations have provided support to short-term prices and eliminated the near-term need for new capacity. However, as demand recovers these facilities will be restarted quickly and capacity constraints will likely return to what the industry faced in mid-2008. This limited amount of immediate capacity coupled with increasing demand have been key drivers to historic silicon price increases through 2008. A number of different options are potentially available to increase silicon capacity, including furnace rehabilitations, furnace conversions, additions of new furnaces at existing facilities and the construction of greenfield smelters. Between 2000 and 2004, furnace upgrades and capacity increases were the main source of additional Western silicon capacity, according to CRU. Since 2000, these programs to increase capacity at existing facilities contributed approximately 75,000 MT of additional production capacity, while virtually no additional capacity is expected in 2009 and 2010, excluding the planned reopening of our Niagara Falls facility. Also, while the capital costs associated with conversions are significantly lower than those incurred in the construction of new prod uction capacity, local operating cost conditions such as electricity, wages and logistical costs may be less favorable than at a greenfield site. Location of new greenfield sites is important to the overall viability of a plant due to access to power, quartz and other essential production inputs. Even with a projected rebound in silicon price, CRU believes that it would be difficult to justify the comparatively high costs associated with the investment in a greenfield Western World silicon plant, therefore the construction of new sites outside of China is unlikely. Additionally, any new production facilities in China would need to obtain governmental approval, which recently has been 55 more difficult to obtain due to restrictions on expansion of energy intensive industries, as well as increased costs of production. Historical and Current Pricing Environment The overall increase in silicon prices since the end of 2005 can be attributed mainly to increased demand and to different supply-side forces. These forces include unplanned production outages and other power constraints in China, South Africa and Brazil. The increase in prices may also reflect a change in perception by consumers. Consumers appear to have some concern about the ability of the current production base to satisfy demand from the photovoltaic (solar) market. China is expected to be the engine of demand growth in silicon, and much of the growth is driven by the production of aluminum alloys used for automotive applications. China is also expected to drive the growth in demand for chemical-grade silicon. In 2008, China accounted for 46% of the world’s silicon exports, the majority being of metallurgical and chemical grade. Although China’s domestic demand rose from 95,000 MT in 2002 to 267,500 MT in 2008, much of its production was exported. China’s production capacity is made up of more than 200 small producers. China’s large number of producers has contributed to overcapacity in China. The government has revoked several export rebates and imposed taxes on exports to control production. The government has also mandated the closing of smaller and older plants in order to conserve energy and to meet more stringent environmental standards. Production costs globally have increased in the last few years. Electricity expenditures are approximately 30% of silicon production, and can be as high as 40% in Europe. The average power rate in U.S. mills increased from $20.7 mills/kilowatt hour in 2002 to $41.0 mills/kilowatt hour in 2008. The average power rate for international utilities increased by approximately 84% from 2002 to 2007. CRU estimates that global silicon demand is expected to advance by nearly 600,000 MT, or 33%, between 2008 and 2013, boosted by large increases in consumption, primarily in the chemical and photovoltaic (solar) sectors. This increase in demand will necessitate new silicon capacity. However, should the long-term growth in global silicon demand turn out to be higher than the expected 5.9% per annum for that period, silicon prices could see additional upward pressure. 56

BUSINESS Overview We are one of the world’s largest and most efficient producers of silicon metal and silicon-based alloys, with approximately 186,400 MT of silicon metal capacity and 72,800 MT of silicon-based alloys capacity. In addition to our principal silicon metal products, we produce high-grade silicon-based alloys including magnesium-ferrosilicon-based alloys used to make ductile iron by increasing iron’s strength and resilience, ferrosilicon-based alloys used to increase strength and castability of grey and ductile iron, and calcium silicon, used in steel manufacturing, particularly in modern continuous casting processes. Additionally, we specialize in producing a variety of alloys in cored-wire form, a delivery method preferred by a growing number of manufacturers, in both the steel and foundry industries. Finally, we capture, recycle and sell most of the byproducts generated in our production processes which not only reduces manufacturing costs, but also significantly reduces the environmental impact from our operations. We sell our silicon-based alloys to a diverse base of customers worldwide. Our silicon metal and silicon-based alloys are important inputs to manufacture a wide range of industrial products, including aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, photovoltaic (solar) cells, semiconductors and steel. Our products are produced in our four principal operating facilities which are located in Beverly, Ohio, Alloy, West Virginia, Mendoza, Argentina and Breu Branco, Brazil. Additionally, we operate cored wire businesses in Argentina and Poland. Our flexible manufacturing capabilities allow us to optimize production and focus on products that enhance profitability. We also benefit from the lowest average operating costs, according to CRU, of any large Western World producer. One of the methods we use to achieve this is by alternating production of some of our furnaces among silicon-based alloy products and between silicon-based alloys and silicon metal. During the nine months ended March 31, 2009 (the first nine months of our fiscal year ended June 30, 2009), we had over 580 customers, engaged primarily in the manufacture of aluminum (22% of revenue), silicone chemicals (24% of revenue), foundry alloys (17% of revenue), photovoltaic (solar) cells/ semiconductors (12% of revenue), and steel (12% of revenue). Our customer base is geographically diverse, and includes North America, Europe, South America and Asia, which for the nine months ended March 31, 2009, represented 65%, 21%, 10% and 4% of our revenue, respectively. We enter into multi-year or annual contracts on a period or calendar basis for the majority of our silicon metal production, allowing us to fix our sales price under these contracts and to improve our earnings visibility. We have grown our business through several strategic acquisitions since November 2006, and for the nine months ended March 31, 2009, we had revenue, operating loss and net loss of approximately $344,610,000, $33,792,000 and $43,619,000, respectively. Our operating results for the nine months ended March 31, 2009 include a $69,704,000 goodwill and intangible asset impairment charge. We operate with a largely variable cost base and can rapidly turn furnaces on and off to meet customer demand. We were able to adjust quickly to the 49% decline in volume (from our fiscal first quarter ended September 31, 2008 to our fiscal third quarter ended March 31, 2009) by taking furnaces at certain other facilities off-line during the quarters and by idling our Selma, Alabama plant in April 2009. We were also able to significantly reduce headcount and curtail other spending. As a result of these capacity rationalizations and expense reductions and a modest increase in pricing, our gross margin percentage for the quarter ended March 31, 2009 of 19% was only approximately 500 basis points lower than our gross margin for the quarter ended December 31, 2008. We continue to closely monitor customer demand and expect that increasing volumes will allow us to bring on-line certain idled furnaces during our first quarter of fiscal 2010. We are also prepared, in the event of an unexpected shortfall in demand, to idle additional furnaces and further reduce expenses. 57

• Leading Market Positions. We hold leading market shares in a majority of our products. We project that once Niagara Falls reaches full production, our capacity will be approximately 186,400 MT of silicon metal annually, which we believe will represent approximately 18% total Western World capacity, including 61% capacity in North America. We estimate that we have approximately 20% Western World capacity for magnesium ferrosilicon, including 50% capacity in North America and are one of only six suppliers of calcium silicon in the Western World (with estimated 18% capacity). As a result of our market leadership and breadth of products, we believe that we possess critical insight into market demand allowing for more efficient use of our resources and operating capacity. We believe that we are also a leader in the development and commercialization of UMG, which is becoming an important material in the production of photovoltaic (solar) cells. Our potential expansions at our Niagara Falls and Beverly facilities would enable us to become one of the largest producers globally of UMG. • Low Cost Producer. We have been recognized by CRU, a leading metals industry consultant, as the lowest average operating cost silicon metal producer in the Western World. Currently, CRU lists our four silicon metal manufacturing facilities as being among CRU’s eight most cost efficient silicon metal manufacturing facilities in the Western World, including three of the top four. We believe that our low cost position is a result of many strategic initiatives including our control over raw materials (which include owned sources), the implementation of best-practices across all production facilities, aggressive management of labor and overhead costs and our proximity to customers which results in lower freight costs. We continually search for ways to lower our production costs. For example, we are working to expand our partnership with Recycled Energy Development, LLC to include a material upgrade to our existing furnaces at our Alloy, West Virginia facility. This would allow us not only to achieve the recovery of hot exhaust and its conversion to electricity, but we expect would also result in a more modern and efficient manufacturing platform. We also expect to lower the cost of UMG production through our research and development programs conducted with BP Solar International and other solar power researchers. • Highly Variable Cost Structure. We operate with a largely variable cost of production and have the ability to rapidly turn furnaces on and off to react to changes in customer demand. In response to the recent drop in demand we were able to quickly idle our Selma, Alabama facility and idle certain furnaces at other facilities. We also implemented a major cost reduction program which reduced headcount by approximately 26% and cut other operating costs. As a result of these cost initiatives, and certain price increases, we experienced only approximately a 500 basis point decline in gross margin percentage from the quarter ended December 31, 2008 to the quarter ended March 31, 2009. We have the ability to quickly re-start furnaces as customer demand returns. We also have the ability, should demand unexpectedly continue to decline, to idle additional furnaces and reduce further costs. • Long-Term Power Contracts. We also believe that we have a cost advantage in our long-term power supply contracts which provide a significant portion of our power needs. These power supply contracts result in stable, favorably priced, long-term commitments of power at reasonable rates. In Brazil, we have a contract with the state of Para to provide power through June 2018. This contract includes a discount to the local market price for power. In Argentina, we have a contract with the province of Mendoza to provide power at a discount to the local market price for power through October 2009, and with neg otiations in progress to extend the discounted rates of the contract beyond that date. In West Virginia, we have a contract with Brookfield Energy to provide approximately 45% of our power needs at a fixed rate through December 2021. The remainder of our power needs in West Virginia and Ohio are sourced through contracts that provide tariff rates at historically competitive levels. In connection with the reopening of GMI’s Niagara Falls plant, and as an incentive to reopen the plant, we obtained a public-sector package including 40 megawatts of hydropower through 2013, with a potential five year extension, and up to $25,000,000 in Empire Zone tax benefits recognized over 10 years subject to achieving specified employment and investment targets. • Stable Raw Material Supply Through Captive Mines and Forest Reserves. We have two mining operations, located at Billingsley, Alabama and in the state of Para, Brazil, for which we currently 60 maintain our gross margin percentage through cost reductions and price increases. We are monitoring demand very closely to determine when to re-start furnaces, or if volumes unexpectedly continue to decline, to idle other furnaces. Our largely variable cost of production allows us to remain profitable (excluding goodwill and intangible asset impairment charges) during periods of reduced demand. • Pursue Attractive Growth Opportunities. We intend to reopen our Niagara Falls facility in fiscal 2010, and, as demand dictates may add capacity for our Solsil operations in Ohio and at Niagara Falls. This increased capacity will allow us to take advantage of any improvements in market conditions for our products and will also increase the manufacturing flexibility across our system. We have negotiated at the Niagara Falls facility a power supply agreement at a discount to local market prices with the State of New York which will enable us to continue to pursue our goal of being a low cost producer. We also have the ability to re-open our Selma, Alabama facility should market demand require such capacity. • Maintain Low Cost Position While Controlling Inputs. We intend to maintain our position as one of the most cost-efficient producers of silicon metal in the world. We intend to achieve this objective by continuing to improve production efficiency from our existing smelting furnaces while at the same time controlling the cost of the process inputs through our captive sources and long-term supply contracts. We have reduced our fixed costs and as volume returns could spread them over the resulting increased production volume to further reduce costs per MT of silicon metal and silicon-based alloy sold. • Continue Pursuing Strategic Acquisition Opportunities. The current economic downturn presents a significant opportunity to pursue complementary acquisitions at distressed prices. Certain customers and suppliers have been adversely affected by the current environment and may present suitable opportunities. We are actively reviewing several possible transactions to expand our strategic capabilities and leverage our products and operations. We intend to build on our history of successful acquisitions by continuing to evaluate attractive acquisition opportunities for the purpose of increasing our capacity, increasing our access to raw materials and other inputs and acquiring further refined products for our customers. Our focus is on investing globally in companies, technologies or products that complement and or diversify our business or product offerings. In particular, we will consider acquisitions or investments that will enable us to leverage our expertise in silicon metal and silicon-based alloy products, including for photovoltaic (solar) applications to grow in these markets as well as enable us to enter new markets or sell new products. We believe our overall metallurgical expertise and skills in lean production technologies position us well for future growth. • Leverage Flexible Manufacturing and Expand Other Lines of Business. We will leverage our flexible manufacturing capabilities to optimize the product mix produced while expanding the products we offer. Additionally we can leverage our broad geographic manufacturing reach to ensure that production of specific metals is in the most appropriate facility/region. Besides our principal silicon metal products, we have the capability to produce silicon-based alloys, such as ferrosilicon and silicomanganese, using the same facilities. Our business philosophy is to allocate our furnace capacity to the products which we expect will improve profitability. • Leverage Synergies Among Units. According to CRU, we currently have four of the eight lowest cost silicon metal manufacturing facilities in the Western World, as recognized by CRU, a leading metals industry consultant. According to CRU, the average operating cost of our four facilities is approximately 9.6% lower than the Western World weighted average based on CRU data. We seek to leverage each of our facilities’ best practices and apply them across our system. Recent Acquisitions and History In 2002, Alan Kestenbaum, our Executive Chairman, together with a related private equity investment vehicle, MI Capital, Inc. and one of our former officers (collectively, MI Capital), purchased the distressed debt of GMI prior to its filing for bankruptcy in April 2003. Together they obtained a controlling equity position in GMI and successfully led GMI through a reorganization and emergence from bankruptcy in May 2004. GMI has a long history producing silicon products that dates as far back as the late 1800s. 62